UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Signet Jewelers Limited

(Exact name of the registrant as specified in its charter)

Bermuda	1-32349	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

(Address of principal executive offices) (Zip code)

David Bouffard, Signet Vice President, Corporate Affairs +1 (330)-668-5369

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction:

Signet Jewelers Limited (“Signet” or the “Company”) is the world’s largest retailer of diamond jewelry. Signet operates approximately 3,600 stores primarily under the name brands of Kay Jewelers, Zales, Jared The Galleria Of Jewelry, H.Samuel, Ernest Jones, Peoples and Piercing Pagoda. Further information on Signet is available at www.signetjewelers.com.

In accordance with Section 13(p) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 13p-1 thereunder, Signet has filed this Specialized Disclosure Form (“Form SD”) and the Conflict Minerals Report (“Report”), attached hereto as Exhibit 1.01, and posted this Form SD and the attached Conflict Minerals Report to the Company’s public website at www.signetjewelers.com.

Signet has adopted a Conflict Minerals Policy (“Policy”) to support our Company’s goal of ensuring that none of the “conflict minerals” designated under Section 13(p) of the Exchange Act – which are gold, tin, tantalum and tungsten (“3TG”) – that are necessary to the functionality or production of any of the products that Signet manufactures or contracts with other entities to manufacture, specifically jewelry, gift products and associated products (together, “Products”) contribute to armed conflict anywhere in the world, but most particularly in the Democratic Republic of Congo (“DRC”) and the adjoining countries of the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, “Covered Countries”).

As part of this Policy, Signet has established and implemented Responsible Sourcing Protocols (“SRSPs”) for all suppliers of Products. These measures, along with other due diligence measures described in the Conflict Minerals Report attached hereto as Exhibit 1.01, are designed to conform to the internationally-recognized framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (together, “OECD Due Diligence Guidance”), and reflected in other industry due diligence frameworks that are commonly considered to be compliant with the OECD Due Diligence Guidance.

For calendar year 2015, Signet fully incorporated the Zale Jewelry Division (acquired in May 2014) into Signet’s Conflict Minerals Policy, due diligence measures and implementation of the SRSPs for suppliers to Zale Jewelry Division.

Signet’s Conflict Minerals Policy and the SRSPs can be found on the Company’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing

As a result of the development and implementation of the SRSPs, and other due diligence measures described in the accompanying Conflict Minerals Report, Signet hereby declares that Signet products, or products containing necessary conflict minerals (3TG) used by Signet in the manufacture (directly or indirectly, pursuant to contract with third parties for such manufacture) of such Products are “DRC conflict-free” as that term is defined in Exchange Act Section 13(p), and Rule 13p-1 and Item 1.01(d)(4) of Form SD thereunder. Please see the accompanying Conflict Minerals Report for more information on the factual basis for this conclusion.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Signet Products

In accordance with the requirements of Exchange Act Section 13(p), and Rule 13p-1 and Form SD thereunder, Signet has determined in good faith with respect to all Products manufactured in calendar-year 2015 either directly or indirectly (via contract) through third parties by Signet that, during calendar year 2015:

a) Signet has manufactured or contracted with other entities for the manufacture of Products to which certain “Conflict Minerals” (now defined as gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which means in addition to gold, tantalum, tin and tungsten) are necessary to the functionality or production of such Products (“necessary Conflict Minerals”).

b) Signet conducted a good-faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries and/or came from recycled or scrap sources. Based on this RCOI, which included the use of SRSPs surveys as described more fully in the accompanying Conflict Minerals Report, Signet knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the DRC or an adjoining country. With respect to all other necessary Conflict Minerals contained in the Products, based on its RCOI, Signet has determined that it has no reason to believe that any such materials may have originated in the DRC or an adjoining country, or did not come from recycled or scrap sources.

c) Signet exercised due diligence on the source and chain of custody of its necessary Conflict Minerals, as described more fully in the attached Conflict Minerals Report. Based on this due diligence, and as further described in this Conflict Minerals Report, Signet has reasonably determined that all of its Products containing necessary Conflict Minerals are “DRC conflict free” within the meaning of Exchange Act Section 13(p), and Rule 13p-1 and Item 1.01(d)(4) of Form SD thereunder. Further details are contained in the Company’s Conflict Minerals Report (Exhibit 1.01).

As previously noted, both this Form SD and the attached Conflict Minerals Report are posted on Signet’s website at www.signetjewelers.com/corporateresponsibility/responsible-sourcing

Item 1.02

Signet has hereby filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report for its Signet Products, or products containing necessary Conflict Minerals that were manufactured, or contracted with third parties to be manufactured, in calendar year 2015 by Signet, as required by Items 1.01 and Item 1.02 of this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Signet Jewelers Limited’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Signet Jewelers Limited

By (Signature and Title):	/s/ Mark Jenkins	Date: May 27, 2016
Mark Jenkins
Chief Governance Officer & Corporate Secretary

*	Print name and title of the registrant’s signing executive officer under his/her signature